HIP ENERGY CORPORATION
Suite 404 - 999 Canada Place, Vancouver
British Columbia V6E 3E2
Ph: (604) 377-5515 Fax: (604) 921-4764

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of HIP Energy Corporation (the “Company”) will be held at World Trade Centre, Suite 404, 999 Canada Place, Vancouver, British Columbia, on Thursday, September 23, 2010 at 10:00 am (Pacific Time) for the following purposes:

1.	to appoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending November 30, 2010;

2.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending November 30, 2010;

3.	to receive the audited financial statements of the Company for the fiscal year ended November 30, 2009, and the accompanying report of the auditors;

4.	to set the number of directors of the Company for the ensuing year at four (4) persons;

5.

to elect Richard Coglon, James Chui, Peter J. Noonan and Carlos A. Contreras as directors to hold office until the next Annual Meeting, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

6.

to consider and, if thought fit, to approve a special resolution approving the adoption of a new form of Articles for the Company in substitution for the existing Articles of the Company, as described in the Information Circular accompanying this Notice of Meeting; and

7.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice is an Information Circular, Form of Proxy and a Return Card. The Information Circular contains information relating to the matters to be addressed at the Meeting.

The board of directors of the Company has fixed Thursday, August 19, 2010 as the record date for the determination of the shareholders entitled to receive this Notice. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular. A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Annual and Special Meeting in person are requested to complete, sign and date the enclosed Form of Proxy or other Form of Proxy and return same within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 25th day of August, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS OF
HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President and Director

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